October 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Attn: Patricia Armelin

Re:	Grupo Simec, S.A. de C.V. Form 20-F for the year ended December 31, 2004 Filed July 12, 2005 File # 1-11176

Dear Sirs:

        This is in response to the letter of the Securities and Exchange Commission (the “Commission”) dated September 8, 2005, pursuant to which the staff of the Commission has raised one comment with respect to our Annual Report on Form 20-F referenced above. With respect to Note 18 of Grupo Simec’s consolidated financial statements, “Differences between Mexican and United States accounting principles,” included in the above-referenced Annual Report, the comment of the staff is as follows: “We note that holders of your variable capital common stock may require you to redeem those shares. Please provide us with a comprehensive discussion of how you considered FRP 211 and concluded that those shares did not need to be classified outside permanent equity under U.S. GAAP.”

        We believe that, notwithstanding FRP 211, it is appropriate under U.S. GAAP to classify our variable common stock as permanent capital. We further believe that separately presenting variable common stock and fixed common stock on our balance sheet and including the full range of additional disclosures contemplated by FRP 211 would not provide meaningful information to investors and as a practical matter would be confusing and potentially misleading. We note that FRP 211 appears to apply only to redeemable preferred stock and not to common stock (while the text of FRP 211 indicates that its coverage is limited to preferred stock, the definition of “Redeemable Preferred Stock” contained in Section 211.02 is ambiguous as to whether only preferred stock or all classes of stock are within the definition). Nonetheless, we believe that our variable common stock is disguishable from the type of redeemable security upon which FRP 211 is focused such that the treatment called for by FRP 211 with respect to redeemable preferred stock is not applicable to our variable common stock.

        Under Mexican law, all Mexican companies organized as a sociedad anonima de capital variable may have both fixed and variable common stock. The variable portion of the capital stock of a Mexican company organized as a sociedad anonima de capital variable which is listed on the Mexican Stock Exchange may never exceed ten times the amount represented by the fixed

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2005

portion. At December 31, 2004, Grupo Simec’s total share capital was consisted of 133,542,984 shares, comprised of 15,283,350 shares of fixed capital stock (all of which are held by Grupo Simec’s controlling shareholder Industrias CH, S.A. de C.V.) and 118,259,634 shares of variable capital stock. The fixed and variable capital stock are identical in all respects in the hands of investors, economically and otherwise, other than with respect to the redemption feature attendant to the variable capital stock.

        The redemption right which exists with respect to our variable common stock is a right granted stockholders under Mexican law and is not a term of the common stock itself. On the other hand, preferred stock may have a redemption feature made part of its terms pursuant to negotiations with investors. The distinction is important in that negotiated redemption provisions of preferred stock issuances are terms investors have bargained for, and are an element of an investment decision which investors expect to be able to avail themselves of when circumstances warrant (e.g., the redemption terms offer a superior return on investment than a sale of the security or there is inadequate liquidity for the sale of the security). The provisions of Mexican law relating to the redemption features of variable common stock on the other hand are provisions which are applicable to the variable common stock of all Mexican issuers and, accordingly, are not terms investors deem as integral to their investment decision and do not view as substantive. These redemption provisions, presumably designed to give minority investors the opportunity to dispose of a security in the absence of a liquid capital market, have existed in Mexico since 1934 and have not been amended since their enactment.

        Notwithstanding that Mexican law does afford investors redemption rights with respect to variable common stock, as a practical matter the timing and pricing mechanism provided under Mexican law are so unwieldy as to make the redemption feature impractical. As outlined on pages F-45 through F-46 of our consolidated financial statements and page 39 of the Annual Report, there are significant practical limitations on the utility of the redemption right. First, investors must give ample advance notice of a redemption: (A) if the notice is given in the first three quarters of a fiscal year, such redemption is effective with respect to that fiscal year, with payment to be made subsequent to the annual shareholders’ meeting at which the relevant annual financial statements (and, if agreed by the shareholders, the redemption) are approved (typically approximately 120 days or so after the end of the fiscal year), thus payment would occur no earlier than seven months after notice is given and (B) if the notice is given in the fourth quarter of a fiscal year, such redemption is effective with respect to the subsequent fiscal year, with payment to be made subsequent to the annual shareholders’ meeting at which the relevant annual financial statements of such subsequent fiscal year (and, if agreed by the shareholders, the redemption) are approved (typically approximately 120 days or so after the end of such fiscal year), thus payment would occur no earlier than sixteen months after notice is given. Secondly, upon giving notice, the investor will not know and will not be able to determine or estimate with any significant degree of certainty the redemption price to be received, which would be the lower of (i) 95% of the average market value of the shares on the Mexican Stock Exchange for the final 30 trading days of the subject fiscal year and (ii) the book value of the shares at the end of subject fiscal year. Accordingly, in addition to a substantial time delay in effecting redemption

Securities and Exchange Commission
Division of Corporation Finance
October 5, 2005

subsequent to giving notice thereof, the redemption price will be determined subsequent to notice based on the formula outlined above which will yield a result which can not reasonably be anticipated. A rational economic decision of an investor wishing to liquidate his holdings would be to simply sell his shares in the market. Accordingly, we believe that the possibility that a stockholder would ever exercise the redemption right afforded under Mexican law is remote.

        We note that Simec’s shares are traded on the Mexican Stock Exchange and its ADRs representing common shares are traded on the American Stock Exchange; we believe these markets provide ample liquidity for any investor wishing to liquidate his share position. We note no holder of variable common stock of Simec has ever attempted to exercise the redemption rights afforded under Mexican law and we are not aware of such redemption provision otherwise being used with respect to any other Mexican company with publicly traded shares. We are not aware of any other Mexican company filing annual reports on Form 20-F that presents its variable common stock as other than permanent capital under U.S. GAAP.

        Accordingly, we have concluded that, for the reasons set forth above, our variable common stock is as a practical matter indistinguishable from our fixed capital stock, and, therefore, is appropriately presented as permanent capital under U.S. GAAP.

        We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission;
•	comments of the staff of the Commission or changes to our disclosure in response to comments of the staff of the Commission do not foreclose the Commission from taking any action with respect to the subject filing; and
•	Simec may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions regarding this letter, please contact the undersigned at 011-52-33-1057-5734.

Sincerely, /s/ Jose Flores Flores Jose Flores Flores Chief Financial Officer